EXHIBIT 99.1

Servier licenses GLPG1972 in osteoarthritis from Galapagos

Mechelen, Belgium; Suresnes Cedex, France; 27 July 2017, 22.00 CET, regulated information - As a result of their research collaboration, Servier announces today that it has exercised its option to develop novel osteoarthritis molecule GLPG1972/S201086 from Galapagos NV (Euronext/NASDAQ: GLPG), thus obtaining global commercial rights  outside the U.S.

Osteoarthritis (OA) is a highly prevalent and disabling pathology, considered as a priority by the World Health Organization. So far, no treatment is available to counteract disease progression, patients being left with only symptomatic treatments. OA represents an important unmet medical need.  Since June 2010, Servier and Galapagos have been joining their expertise to tackle this problem, leading to the development of GLPG1972/S201086, a first-in-class and potentially disease-modifying molecule.

The mechanism of action of GLPG1972/S201086, which targets a cartilage degrading enzyme called ADAMTS-5, has been confirmed in two animal models. The phase 1 trial run by Galapagos met all its safety and pharmacokinetic targets. Phase 1 in healthy volunteers also demonstrated that GLPG1972/S201086 reduced ARGS neoepitope, an important cartilage breakdown biomarker, by more than 50% within two weeks. Galapagos is currently exploring safety and pharmacokinetics of G1972/S201086 in a phase 1b trial in OA patients in the US. A Phase 2 program is currently being prepared with this drug candidate.

"We strongly believe that the combination of our knowledge of osteoarthritis with Galapagos' recognized expertise in discovery of small molecules with novel modes of potentially increases chances to deliver life-changing treatments to patients", said Dr. Patricia Belissa-Mathiot, Director of the Research and development in immune-inflammatory disease for Servier.

"We look forward to exploring together how GLPG1972/S201086 might meet OA patients' urgent needs. Servier's commitment in OA fits really well with our drive to deliver a first disease-modifying drug in this debilitating disease," said Dr. Piet Wigerinck, Chief Scientific Officer of Galapagos.

Galapagos will receive a €6 million license fee from Servier and is eligible to a total of €290 million in success-based milestones from the collaboration. Servier and Galapagos will make joint decisions on the development through a joint steering committee. Galapagos has full US commercial rights to GLPG1972/S201086 and is entitled to receive royalties on commercial sales outside the US.

About Servier
Servier is an international pharmaceutical company governed by a non-profit foundation, with its headquarters in France (Suresnes). With a strong international presence in 148 countries and a turnover of 4 billion euros in 2016, Servier employs 21,000 people worldwide. Entirely independent, the Group reinvests 25% of its turnover (excluding generic drugs) in research and development and uses all its profits for development. Corporate growth is driven by Servier's constant search for innovation in five areas of excellence: cardiovascular, immune-inflammatory and neuropsychiatric disease, oncology and diabetes, as well as by its activities in high-quality generic drugs.
Becoming a key player in the fight against immune-inflammatory disease is part of Servier's long-term strategy. Servier wishes to bring innovative therapeutic solutions to patients suffering from these often highly debilitating pathologies. Its research focuses on lupus, Gougerot-Sjögren syndrome and scleroderma, for which no cure exists. This goal will be reached by establishing partnerships all over the world, in order to accelerate the marketing of innovative drugs with high added value for patients.
More information: www.servier.com

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises a pipeline of Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 550 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contact Servier
Karine Bousseau
Servier External Communications
Tel: +33 1 5572 4021 /+33 6.49.92.16.05
media@servier.com

Contact Galapagos
Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 6 53 725 199
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

This press release contains inside information with respect to Galapagos within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Galapagos forward-looking statements
This release may contain forward-looking statements, including, among other things, statements regarding the mechanism of action and profile of, and timing and results of clinical trials with, GLPG1972. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos' expectations regarding its GLPG1972 development program may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing clinical research programs may not support registration or further development of GLPG1972 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for osteoarthritis Servier), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20F-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.